Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: September 21, 2021

Wall Street Journal

Digital Freight Startup Transfix Going Public in SPAC Deal

September 21, 2021

By Jennifer Smith

LINK

Merger with a blank-check company is the latest in a series of deals shaking up the freight logistics sector

The blank-check merger would help Transfix, which competes with bigger rivals including Uber Freight, expand its business of connecting shippers with truckers.

Transfix Inc. plans to go public through a merger with a special-purpose acquisition company valuing the digital freight startup at $1.1 billion, the latest deal shaking up the middleman freight brokerage business.

The blank-check merger would allow New York-based Transfix, which competes with bigger rivals including Uber Technologies Inc.’s Uber Freight business, to tap public markets for backing to expand its business of using technology to connect shippers with truckers and to expand development of additional services, such as transportation management software, company executives said.

The transaction with blank-check company G Squared Ascend I Inc. would give Transfix, founded in 2013, approximately $375 million in cash net of transaction expenses, assuming no redemptions by G Squared Ascend I’s public stockholders, the companies said. In a SPAC deal, investors can pull out if they don’t like the transaction, redeeming their shares for cash invested plus interest.

G Squared Ascend I is sponsored by affiliates of G Squared Equity Management, a growth and venture-capital fund that previously invested in Transfix. G Squared Equity Management is also leading a group of investors that have committed an additional $110 million to backstop the merger under a forward purchase agreement, or a contract to sell at a specified price, with $60 million pledged to Transfix regardless of any redemptions.

“We believe that this is a huge opportunity for us to accelerate our growth, to continue investing in our technology and AI machine learning capabilities and product development,” Transfix Chief Executive Lily Shen said.

The transaction would also give Transfix more financing options, including for future mergers and acquisitions, although the main focus will continue to be on organic growth, finance chief Christian Lee said.

Once the deal closes, Transfix’s existing shareholders would own 69% of the combined company, Transfix Holdings Inc., and G Squared Ascend I Inc. shareholders would own 24%. Investors in the forward purchase agreement would own 4% and G Squared Ascend I’s sponsors would own 3%, the companies said.

The planned SPAC merger comes as a flurry of deals is reshaping the freight brokerage sector and as rival digital load-matching ventures that have grown rapidly face greater pressure to turn a profit. Echo Global Logistics Inc., one of the largest domestic freight brokers, is planning to go private, while Uber Freight said in July it was acquiring logistics service provider Transplace for $2.25 billion.

Transfix was an early entrant in the now-crowded field of startups that aim to use technology to streamline the process of booking freight transportation. Rivals include Seattle-based Convoy Inc., whose investors include funds backed by Microsoft Corp. founder Bill Gates and Amazon.com Inc. founder Jeff Bezos.

Last year, Transfix had $184 million in revenue and recorded an adjusted loss of $27 million, according to an investor presentation. By contrast, in the second quarter of this year, Uber Freight generated $348 million in revenue and reported an adjusted quarterly loss of $41 million.

Transfix expects to generate $281 million in revenue this year and record an adjusted loss of $35 million, and projects it will be profitable on an adjusted basis by 2024, with $44 million in adjusted earnings before taxes, depreciation and amortization and $1.06 billion in revenue.

“We have not been chasing market share,” Ms. Shen said. “We have been chasing the right solution, and finding the right moment and opportunity for us to scale. And that’s why we’re doing this transaction now.”

The agreement comes as a market frenzy over SPACs earlier this year has faded under stronger scrutiny from securities regulators.

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. (“G Squared Ascend I”) and Transfix, Inc. (“Transfix”), Transfix Holdings, Inc. (“Transfix Holdings”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement will include a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I’s stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I’s executive officers and directors in the solicitation by reading G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are “forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I’s proposed business combination with Transfix, G Squared Ascend I’s ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I’s or Transfix’s current plans and operations as a result of the announcement of the transactions; (v) Transfix’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix’s business and the timing of expected business milestones, (ix) the effects of competition on Transfix’s business, (x) supply shortages in the materials necessary for the production of Transfix’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of G Squared Ascend I’s final prospectus filed on February 8, 2021, Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, in each case, under the heading “Risk Factors,” and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8th 2021. G Squared Ascend I’s SEC filings are available publicly on the SEC's website at www.sec.gov.